UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 29052/November 23, 2009

_____

In the Matter of   :
                                                                                              :
MetLife Life & Annuity Co. of CT Variable Annuity Separate   :
      Account 2002   :
MetLife Insurance Company of Connecticut   :
1300 Hall Boulevard   :
Bloomfield, CT 06002-2910   :
                                                                                              :
(811-21221)   :

_____

ORDER UNDER SECTION 8(f) OF THE INVESTMENT COMPANY ACT OF 1940
DECLARING THAT APPLICANT HAS CEASED TO BE AN INVESTMENT
COMPANY

MetLife Life & Annuity Co. of CT Variable Annuity Separate Account 2002 filed an
application on August 24, 2009 and an amended and restated application on October 14,
2009, requesting an order under section 8(f) of the Investment Company Act of 1940
(the "Act") declaring that it had ceased to be an investment company.

On October 30, 2009 a notice of filing of the application was issued (Investment
Company Act Release No. 28988). In the notice the company name was incorrectly
stated. The correct name is as set forth above. The notice gave interested persons an
opportunity to request a hearing and stated that an order disposing of the application
would be issued unless a hearing was ordered. No request for a hearing has been filed,
and the Commission has not ordered a hearing.

The matter having been considered, it is found, on the basis of the information set forth in
the application, that applicant has ceased to be an investment company. Accordingly,

IT IS ORDERED, under section 8(f) of the Act, that applicant's registration under the
Act shall immediately cease to be in effect.

For the Commission, by the Division of Investment Management, under delegated
authority.

Elizabeth M. Murphy
Secretary